

Michael Hynson

Head Of Operations at Kush Klubs - A High Manor Enterprises LLC Company

Los Angeles Metropolitan Area · Contact info

152 connections

Kush Klubs - A High Manor Enterprises LLC Company

Experience

Head Of Operations
Kush Klubs - A High Manor Enterprises LLC Company · Full-time
Aug 2019 – Present · 2 yrs 3 mos
Greater Los Angeles Area

EVP Operations
StreaMe.com
Jun 2016 – Aug 2019 · 3 yrs 3 mos
Los Angeles, CA

StreaMe is a technology and entertainment company that has partnered with elite Hollywood filmmakers and other top-level industry insiders to launch the first invite-only, self-managed streaming platform.
StreaMe provides studios, broadcast networks, independent publishers and celebr ...see more

Showpitch
4 yrs 4 mos

EVP Operations & Product Development
May 2015 – Jun 2016 · 1 yr 2 mos
Miami/Fort Lauderdale Area

SVP Innovation
Jul 2014 – May 2015 · 11 mos
Miami/Fort Lauderdale Area

Working directly under the CEO & Founder to implement and develop the vision for the product. My main job is to develop the concepts that come from the Vision & liaise between Vision & Technical. I oversee the Creative Director & Team and the Graphics staff, as well as assist in other departments when needed.

Show 2 more roles

Sales & Marketing Manager
Outside the Box Marketing LLC
Apr 2006 – Feb 2012 · 5 yrs 11 mos
Naples, Florida Area

Small Business Development division of Company responsible for assisting over 250 small to mid size businesses in start-up, growth, expansion, and implementation of their Corporate Vision.

Logistics
UPS
1988 – 2006 · 18 yrs